EXHIBIT 4

KENDLE INTERNATIONAL INC.

2003 DIRECTORS’ COMPENSATION PLAN

        This Directors’ Compensation Plan has been adopted by the Board of Directors of Kendle International Inc. in order to align further the interests of the Company’s non-employee Directors with the interests of shareholders by providing that their compensation be paid in part through the issuance of Common Shares of the Company.

1.     COMPENSATION OF NON-EMPLOYEE DIRECTORS.

        All Directors who are not employees of the Company shall be paid the following fees as provided in Section 2 below:

1.1	a retainer of $3,000 for each meeting of the Board of Directors attended; and

1.2	a retainer of $1,500 for each committee meeting attended.

2.     PAYMENT TERMS.

        The meeting fees set forth in Section 1 above shall be paid by the Company quarterly, in arrears, as soon as practicable following the end of each quarter in the form of Company Common Shares to the extent of 50% and 50% in cash.

        The number of Common Shares to be issued shall be determined by dividing the dollar amount of the fee by the average of the per share Fair Market Value of the Common Shares, as defined in Section 3, for the ten trading days prior to the end of each quarter. The resulting number shall then be rounded up to the nearest share.

3.     FAIR MARKET VALUE OF COMPANY COMMON SHARES.

        “Fair Market Value” means the last sale price reported on any stock exchange or over-the-counter trading system on which the Common Shares are trading on the last trading day prior to a specified date or, if no last sales price is reported, the average of the closing bid and asked prices for a Common Share on that date. If no sale has been made on any date, prices on the last preceding day on which any such sale shall have been made will be used in determining Fair Market Value under either method prescribed in the previous sentence.

4.     RESTRICTIVE LEGEND; HOLDING PERIOD FOR COMMON SHARES

        In order to comply with Federal securities laws, all certificates for Common Shares issued pursuant to this Plan shall bear the following restrictive legend which will prevent the recipient from disposing of such shares for six months from the date of issuance:

THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED UNTIL THE EXPIRATION OF THE SIX MONTH PERIOD BEGINNING ON THE DATE OF ORIGINAL ISSUANCE BY KENDLE INTERNATIONAL INC. AS PROVIDED BY THE COMPANY’S DIRECTORS’ COMPENSATION PLAN — 2003, A COPY OF WHICH WILL BE MAILED TO THE HOLDER WITHOUT CHARGE WITHIN FIVE DAYS AFTER RECEIPT OF WRITTEN REQUEST THEREFOR.

        When the legend requirement imposed by this Section 4 shall terminate, the holder of Common Shares for which such legend requirements have terminated may request that the Company issue replacement certificates representing such shares without such legend.

5.     NO RIGHT TO CONTINUANCE AS A DIRECTOR.

        Neither the action of the Company in establishing this Plan, nor the issuance of Common Shares shall be deemed to create any obligation on the part of the Board of Directors to nominate any non-employee Director for reelection by the Company’s shareholders or to be evidence of any agreement or understanding, express or implied, that the non-employee Director has a right to continue as a Director for any period of time or at any particular rate of compensation.

6.     SHARES SUBJECT TO THE PLAN.

        Up to 75,000 Common Shares are authorized for issuance under this Plan in accordance with the provisions hereof; provided, however, that such number shall be 25,000 Common Shares until such time as the shareholders approve this Plan for a total of 75,000 Common Shares. At all times during the term of the Plan the Company shall retain as authorized and unissued Common Shares at least the number of shares from time to time required under the provisions of the Plan, or otherwise assure itself of its ability to perform its obligations hereunder. In the event of changes in the outstanding Common Shares of the Company as a result of stock dividends, split ups, recapitalizations, combinations of shares or exchanges of shares, the number and class of shares for all purposes covered by the Plan shall be adjusted correspondingly.

7.     AMENDMENT.

        The amount, pricing and timing of Common Share issuances pursuant to this Plan shall not be amended more than once every six months, other than to comport with changes in the Internal Revenue Code of 1986, as amended, the Employee Retirement Income Security Act of 1984, as amended, or the rules thereunder.

8.     EFFECTIVE DATE AND EXPIRATION OF PLAN.

        The Plan is effective as of June 27, 2003 to the extent of 25,000 shares and with respect to the full number of shares called for, subject to approval by a majority of the votes cast at the next Meeting of Shareholders of the Company, by the holders of Common Shares entitled to vote thereon. Unless earlier terminated by the Board pursuant to Section 10, this Plan shall terminate on the tenth anniversary of the Effective Date. No Common Shares shall be issued pursuant to this Plan after its termination.

9.     PAYMENT IN EVENT OF DEATH.

        Upon the death of a non-employee Director, any portion of the compensation pursuant to this Plan then unpaid shall be paid to the beneficiaries named in the most recent beneficiary designation filed with the Secretary of the Company. In the absence of such a designation, such compensation shall be paid to, or as directed by, the decedent’s personal representative, in one or more installments as the non-employee Director may have elected in writing.

10.     AMENDMENT, SUSPENSION AND TERMINATION OF PLAN.

        The Board of Directors may suspend or terminate this Plan or any portion of it at any time, and, subject to Section 7, may amend it from time to time in such respects as the Board of Directors may deem advisable so that any awards hereunder shall conform to any change in applicable laws or regulations or in any other respect the Board of Directors may deem to be in the best interests of the Company; provided, however, that no such amendment shall, without shareholder approval, increase the number of Common Shares which may be issued under the Plan, materially increase the benefits accruing to Directors under the Plan, materially modify the requirements as to eligibility for participating in the Plan, or extend the termination date of the Plan.